Spencer G. Feldman
Tel. (212) 801-9221
Fax. (212) 801-6400
feldmans@gtlaw.com

February 11, 2008

VIA FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Amanda McManus
Branch Chief
Division of Corporation Finance

Re:	Odyne Corporation - Registration Statement
on Form S-1/A (No. 333-148247)
for Registration of Shares of Common Stock

Ladies and Gentlemen:

On behalf of our client, Odyne Corporation, in response to our telephone call with the staff earlier today, we are setting forth below a calculation of Odyne’s non-affiliate public float and the number of shares to be included in the captioned Registration Statement.

Total Outstanding Shares of Common Stock (as of January 28, 2008)		22,101,448
ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

*Strategic Alliance
Tokyo Office/Strategic Alliance

Less Number of Shares held by Affiliates
• J. Hauser	1,842,259
• C. Sfakianos	3,378,740
• J. Ambrosio	3,231,194
• A. Tannenbaum	250,000
• S. Struble	27,500
Total	8,729,693

Public Float		13,371,755

Shares to be Included in Registration Statement (1/3 of Public Float)		4,457,252

Shares to be Registered by Holder
	Original	Revised
AT Holdings I, LLC	1,483,334	340,380
Avrum Lewittes	1,186,668	272,304
Matrix U.S.A., LLC	437,500	100,393
Robert Meyer	1,483,334	340,380
George L. Noble	2,966,667	680,759
The Quercus Trust	11,866,667	2,723,036
	19,424,170	4,457,252	www.gtlaw.com

Shortly following the submission of this letter, Odyne will be filing its Form S-1/A (with the disclosure format of Form SB-2), reflecting a reduction in the number of shares of common stock being registered by Odyne from 19,424,170 shares to 4,457,252 shares.

A request for acceleration of the effectiveness of the Registration Statement to 4:00 p.m. on February 12, 2008, will be submitted by Odyne as soon as the SEC has reviewed this letter and the Form S-1/A and has advised Odyne that no further issues remain outstanding. No preliminary prospectus was circulated by Odyne.

*  *  *

Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Joshua A. Hauser, President and Chief Operating Officer, or Daniel Bartley, Chief Financial Officer, of Odyne, at (631) 750-1010, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Joshua A. Hauser
Mr. Daniel Bartley
Odyne Corporation

Daniel H. Morris, Esq.
Attorney-Advisor
Division of Corporation Finance
(fax: 202/772-9202)